# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ORASURE TECHNOLOGIES INC, CIK 0001116463
CUSIP: 68554V108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 220 EAST FIRST ST, BETHLEHEM, Pennsylvania (PA), 18015
Date of event which requires filing of this statement: 12/31/2022
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001102578-22-000014
Filed by CIK 0001102578

## Reporting persons
- EARNEST PARTNERS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 795; shared voting power 0; sole dispositive power 795; shared dispositive power 0; aggregate amount beneficially owned 795 (0% of the class)
  Comment: This Amendment No. 1 to Schedule 13G is being filed by EARNEST Partners, LLC to reflect that the reporting person ceased to own more than 5% of the outstanding shares of the issuer as of December 31, 2022. At no time prior to that date, or subsequent to that date, has the reporting person held any of the shares of the issuer with a control intent. The filing is late due to an inadvertent oversight.

## Item 1. Issuer
Name of issuer: ORASURE TECHNOLOGIES INC
Address of issuer's principal executive offices: 220 EAST FIRST ST, BETHLEHEM, PENNSYLVANIA, 18015.

## Item 2. Person Filing
Name of person filing: EARNEST Partners, LLC
Address of principal business office or, if none, residence: 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 795
Percent of class: 0.0
Sole power to vote or to direct the vote: 795
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 795
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- EARNEST PARTNERS LLC: James M. Wilson, Chief Compliance Officer (09/03/2025)